FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement released to The Stock Exchange of Hong Kong Limited on 24 September 2014 pursuant to rule 17.06A of the Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited:

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

24 September 2014
(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

GRANT OF SHARE OPTIONS

This announcement is made pursuant to rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 23 September 2014 HSBC Holdings plc (the "Company") granted share options ("Options") to employees to subscribe for a total of 28,688,703ordinary shares of US$0.50 each of the Company under the savings-related share option plan adopted on 27 May 2005. The following are the details of the grant:

Price at which the Options granted	Option Period	Number of shares under Option
GBP5.1887	3 years	18,553,870
	5 years	10,134,833

Total number of options granted	28,688,703

Closing price of the ordinary shares on the date of grant	GBP6.5170
Validity period of the Options	3 years, exercisable from 1 Nov 2017 to 1 May 2018 5 years, exercisable from 1 Nov 2019 to 1 May 2020

Included in the above are options granted to directors of the Company as follows:

Name	Position	No. of Options	Price	Option Period

Douglas Flint	Group Chairman	2,919	GBP5.1887	5 years
Iain Mackay	Group Finance Director	3,469	GBP5.1887	3 years

By order of the Board
Ben J S Mathews
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Douglas Flint, Stuart Gulliver, Kathleen Casey†, Safra Catz†, Laura Cha†, Sir Jonathan Evans†, Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson†and Jonathan Symonds†.

† Independent non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                        Date: 24 September 2014